Filed by NYSE Euronext
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Euronext (Commission File No. 333-149480)
The Amex Membership Corporation

The following is an exerpt from an article published by Bloomberg on May 9, 2008:

NYSE Euronext....plans to change the name, trading rules and technology of the American Stock Exchange after completing its purchase of the 165-year-old market.

The Amex’s equity market will be renamed NYSE Alternext to mirror its European bourse for smaller companies, said Larry Leibowitz, NYSE Euronext’s head of U.S. markets. The Amex’s business of trading puts and calls on equities will go by the name of NYSE Amex Options.

NYSE Euronext also plans to move Amex floor traders into the Big Board in lower Manhattan, rehabilitating two rooms that were closed last year to trade options. The company also aims to overhaul the rules for trading the Amex stocks to resemble the New York Stock Exchange’s, affecting almost 550 companies.

“We have been working on it for six months now, and we think we are just at the point of filing the rules over the next few weeks,” Leibowitz told reporters at a Securities Industry and Financial Markets Association conference in New York. “We’re already moving down the line on the technology as if the rules had been approved.”

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IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement/prospectus regarding the proposed transaction. The parties have filed other relevant documents concerning the proposed transaction with the SEC. The SEC declared the Registration Statement on Form S-4 effective on May 8, 2008. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, BECAUSE IT CONTAINS IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This document may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This document speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.